

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2013

<u>Via E-mail</u>
Louis T. Fox, III
Chief Financial Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

> **Re: Hartman Short Term Income Properties XX, Inc.**
> **Amendment No. 1 to Form S-11**
> **Filed May 16, 2013**
> **File No. 333-185336**
>
> **Hartman Short Term Income Properties XX, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 000-53912**

Dear Mr. Fox:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note you reference file number 333-154750 on the cover page of the registration statement. The correct file number for this registration statement is 333-185336. Please revise. In addition, please also file your amended registration statement on Form S-11 using the correct file number on Edgar.

2.   Please revise to include the disclosure related to your initial public offering as indicated in your response letter dated May 23, 2013.

3.   Please revise to provide disclosure related to dilution in a tabular format or advise. Please refer to Item 506 of Regulation S-K.

Prospectus Cover Page

4.   Please revise your prospectus subject to completion legend to clarify that a registration statement relating to these securities has been filed with the Securities and Exchange Commission and the securities may not be sold until the registration statement becomes effective. Please refer to Item 501(b)(10) of Regulation S-K.

Distributions Paid, page 13

5.   We note your response to comment 6 of our letter dated December 13, 2012. While you should illustrate the relationship between total distributions paid, cash flow from operations, and cumulative earnings, please do not present MFFO as a distribution coverage measure, as you have on page 14. Accordingly, please revise here and in future Exchange Act periodic reports.

Compensation to Our Advisor and Its Affiliates, page 15

6.   Please disclose the compensation and fees paid to your Advisor and its affiliates broken out by the stages in which the fees were earned. Disclose the amount paid to date and the amount accrued but unpaid.

Risk Factors, page 30

Investors who invest in us at the beginning of our offering may realize a lower rate of return than later investors, page 33

7.   Please revise this risk factor to quantify known shortfalls in distribution coverage, if any.

Estimated Use of Proceeds, page 53

8.   It does not appear that you have revised your disclosure in response to comment 2 of our letter dated December 21, 2012. We therefore reissue our prior comment. We note you include the proceeds from your distribution reinvestment plan in the amount available for investment. Please clarify that such proceeds are also allocated to fund your redemption program.

9.   It does not appear that you have revised your disclosure in this section in response to comment 3 of our letter dated December 21, 2012. Please provide investors with an illustration of how you have used prior offering proceeds by disclosing the percentage of offering proceeds that were used towards investments, selling fees, and fees paid to your sponsor and its affiliates.

Descriptions of Investments, page 92

10.   We note your response to comment 3 of our letter dated December 13, 2013 and the schedule of lease expiration included in your most recent 10-K. Please revise that table to remove the impact of renewals and also clarify why the total percentage for annualized base rent is not 100%.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3386 with any questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel